March 22, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Sunlands Technology Group Form 20-F for the Year Ended December 31, 2021 Correspondence dated January 12, 2023 File No. 001-38423

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Nasreen Mohammed, Joel Parker, Alyssa Wall and Taylor Beech:

Sunlands Technology Group (“Sunlands” or the “Company”) confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated March 10, 2023 (the “Comment Letter”), containing the Staff’s comments on the Company’s correspondence dated January 12, 2023.

The Company respectfully advises the Staff that since it needs additional time to prepare thorough and sufficient responses to the Comment Letter, the Company respectfully requests an extension of the deadline for its responses. The Company expects to provide its responses to the Comment Letter no later than April 6, 2023.

If you have any questions, please contact Li He at +852-2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852-2533-3384 (kevin.zhang@davispolk.com) of Davis Polk & Wardwell LLP, the Company’s U.S. legal counsel.

Sincerely yours,
Sunlands Technology Group

By:	/s/ Lu Lv
Name: Lu Lv
Title: Chief Financial Officer

cc:	Li He Kevin Zhang
Davis Polk & Wardwell LLP